UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras approves election of CEO

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Rio de Janeiro, June 27, 2022 - Petróleo Brasileiro S.A - Petrobras, informs that its Board of Directors, in a meeting held today, by majority vote, nominated Mr. Caio Mário Paes de Andrade as Petrobras' Director until the next General Shareholders' Meeting and elected him as the company's CEO, the latter to hold office until April 13, 2023.

Below is an extract of the new executive's resume.

Caio Mário Paes de Andrade has a degree in Social Communication from Universidade Paulista, a post-graduation in Administration and Management from Harvard University, and a Master's in Business Administration from Duke University. An entrepreneur with proven successes in information technology, real estate, and agribusiness, he founded and/or led the construction of several emblematic companies in the Brazilian Information Technology market. In this trajectory he has conducted more than 20 M&A processes, including company consolidations, strategic acquisitions, minority acquisitions, funding from institutional investors, divestitures, spin-offs and sale of control processes. In the social area, he founded and monitors the activities of the Fazer Acontecer Institute - a self-sustainable organization that directly positively impacts 4,000 children and adolescents in the semi-arid region of Bahia through sports. In 2019 he assumed the Presidency of SERPRO, the leading state-owned Information Technology company in the Americas. He then became Special Secretary of Debureaucratization, Management and Digital Government, former Ministry of Planning, where he coordinated the elaboration of the Administrative Reform and the GOV.BR Platform, central core of the Digital Transformation of the Brazilian state.

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The company appreciates the work done by Mr. José Mauro Ferreira Coelho at the head of the company's CEO and as a member of the Board of Directors.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer